PIMCO Funds

Supplement Dated November 7, 2016 to the Bond Funds
Prospectus dated July 29, 2016,
as supplemented from time to time (the Prospectus)

Disclosure Related to the PIMCO Total Return Fund III
(the Fund)

PRINCIPAL INVESTMENT
STRATEGIES

PIMCO Total Return ESG Fund

Principal Investment Strategies

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. Fixed Income Instruments include bonds, debt securities and other similar instruments issued by various U.S. and non U.S. public or private sector entities. The average portfolio duration of this Fund normally varies within two years (plus or minus) of the portfolio duration of the securities comprising the Barclays U.S. Aggregate Index, as calculated by PIMCO, which as of May 31, 2016 was 5.35 years. Duration is a measure used to determine the sensitivity of a securitys price to changes in interest rates. The longer a securitys duration, the more sensitive it will be to changes in interest rates. The Fund will not invest in the securities of any issuer determined by PIMCO to be engaged principally in the manufacture of alcoholic beverages, tobacco products or military equipment, the operation of gambling casinos, the production of coal, or in the production or trade of pornographic materials. In addition, the Fund will not invest in the securities of any issuer determined by PIMCO to be engaged principally in the provision of healthcare services or the manufacture of pharmaceuticals, unless the issuer derives 100% of its gross revenues from products or services designed to protect and improve the quality of human life, as determined on the basis of information available to PIMCO. To the extent possible on the basis of information available to PIMCO, an issuer will be deemed to be principally engaged in an activity if it derives more than 10% of its gross revenues from such activities. In addition, the Fund will not invest directly in securities of issuers that are engaged in certain business activities in or with the Republic of the Sudan.

In analyzing whether an issuer meets any of the criteria described above, PIMCO may rely upon, among other things, information provided by an independent third party.

The Fund may avoid investment in the securities of issuers whose business practices with respect to the environment, social responsibility, and governance (ESG practices) are not to PIMCOs satisfaction. In determining the efficacy of an issuers ESG practices, PIMCO will use its own proprietary assessments of material ESG issues and may also reference standards as set forth by recognized global organizations such as entities sponsored by the United Nations. Additionally, PIMCO may engage proactively with issuers to encourage them to improve their ESG practices. PIMCOs activities in this respect may include, but are not limited to, direct dialogue with company management, such as through in person meetings, phone calls, electronic communications, and letters. Through these engagement activities, PIMCO seeks to identify opportunities for a company to improve its ESG practices, and will endeavor to work collaboratively with company management to establish concrete objectives and to develop a plan for meeting these objectives. The Fund may invest in securities of issuers whose ESG practices are currently suboptimal, with the expectation that these practices may improve over time either as a result of PIMCOs engagement efforts or through the companys own initiatives. It may also exclude those issuers that are not receptive to PIMCOs engagement efforts, as determined in PIMCOs sole discretion.